

Mail Stop 3233

November 14, 2017

Via E-mail
Shawn B. Pearson
President and Chief Executive Officer
Bluegreen Vacations Corporation
4960 Conference Way North, Suite 100
Boca Raton, Florida 33431

> **Re: Bluegreen Vacations Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 7, 2017**
> **File No. 333-221062**

Dear Mr. Pearson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 6, 2017 letter.

Prospectus Summary, page 1

The Offering, page 8

1. Please clarify for us if the 709,977-for-1 stock split will occur before the effectiveness of the Form S-1 or after the effectiveness but before the completion of the offering. If the split is to occur before effectiveness, please tell us your consideration of retroactively restating the number of shares and the EPS data for all of the periods presented in the financial statements.

Dilution, page 40

2. Please tell us how you calculate the pro forma net tangible book value of $276.5 million as of September 30, 2017.

You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney at (202) 551-3799 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Counsel
Office of Real Estate and
Commodities

cc: Alison W. Miller, Esq.